Mail Stop 3561

March 15, 2007

George J. Roberts
Senior Vice President & Chief Financial Officer
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

  Re: **TVI Corporation**
    File No. 000-10449
    Form 10-K: For the Year Ended December 31, 2005
    Form 10-Q: For the Quarterly Period Ended September 30, 2006

Dear Mr. Roberts:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Michael Fay
       Branch Chief